FOR IMMEDIATE RELEASE: June 30, 2011	PR 11-16

Atna Enters Agreement to Sell its Atlanta Property

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN/ OTCBB:ATNAF) is pleased to report that it has signed an agreement to sell 135 unpatented mining claims in the Atlanta District, Lincoln County, Nevada. The purchase and sales agreement provides Meadow Bay Gold Corp. (TSX.V:MAY) a twelve month option to purchase the property. Terms of the agreement include an initial consideration of US$150,000 and 400,000 shares of Meadow Bay common stock. The sale will be finalized upon Atna’s receipt of the final US$100,000 payment on or before the first anniversary of the agreement. In addition, Atna will retain a three percent Net Smelter Return Royalty, of which one percent can be purchased by Meadow Bay for US$1,000,000 prior to the fifth anniversary.

"The sale of the Atlanta claims is consistent with our strategy of monetizing or joint venturing our non-core property assets, while retaining long-term exposure to any exploration and development success that may result from those properties through either royalty or equity positions. This allows us to focus our efforts on advancing or optimizing our core development and gold production properties," states James Hesketh, President & CEO.

For additional information on Atna Resources, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential exploration and development of the Atlanta claims. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 23, 2011.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com